2019 Balance Sheet

BIG BEAR CAFE

12/31/2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings/Cash	
Cash on Hand	5,430
Checking/Operations	62,406
Total Checking/Savings/Cash	67,836
Other Current Assets	
Employee Advances	102
Sales Receivable	6,715
Total Other Current Assets	6,817
Total Current Assets	74,653
Fixed Assets	
Accumulated Depreciation	-362,199
Equipment, Supplies (5yr depr.)	62,943
Equipment, Furniture (7yr depr.)	153,608
Improvements (15yr depr.)	140,378
Improvements (39yr depr.)	101,707
Total Fixed Assets	96,437
TOTAL ASSETS	**171,090**

	Dec 31, 19
LIABILITIES & EQUITY	
LIABILITIES	
Current Liabilities	
Accounts Payable	4,353
Long Term Debt	0
Credit Card	0
TOTAL LIABILITIES	**4,353**
EQUITY	
Owner's Equity	166,737
TOTAL EQUITY	**166,737**
TOTAL LIABILITIES & EQUIT	**171,090**